December 22, 2017

VIA EDGAR SUBMISSION

Ms. Jaea Hahn

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: The Target Portfolio Trust

Post-Effective Amendment No. 69 to the Form N-1A Registration Statement under the Securities Act of 1933; Amendment No. 69 to the Form N-1A Registration Statement under the Investment Company Act of 1940

Securities Act Registration No. 33-50476

Investment Company Act No. 811-07064

Dear Ms. Hahn:

We filed with the Securities and Exchange Commission (the Commission) through EDGAR on October 5, 2017 on behalf of The Target Portfolio Trust (the Registrant) the above-referenced post-effective amendment (the Amendment).[1] The Amendment was filed under Rule 485(a)(1) under the Securities Act of 1933 (the “1933 Act”) solely for the purpose of adding two new classes of shares to the Prudential QMA Small-Cap Value Fund (the Fund), which is a series of the Registrant. The new classes of shares are known as Class R2 and Class R4.

This letter is intended to respond to the Commission Staff’s comments that you conveyed by telephone on November 21, 2017, with respect to the Amendment. For your convenience, a summary of your comments are included herein and the responses are keyed accordingly, as set forth below. Capitalized terms used herein, and not otherwise defined, have the respective meanings assigned in the Amendment.

GENERAL COMMENTS:

1Due to erroneous EDGAR series and class ID data, the Amendment was subsequently withdrawn on the advice of the SEC staff, and a new post-effective amendment under Rule 485(a) will be filed reflecting and incorporating the comments and responses set forth in this letter. The Fund intends to request acceleration of the effectiveness of the new post-effective amendment.

1. Comment: Please complete and update all blanks and bracketed items which appear in the Amendment in the Registrant’s next post-effective amendment filing.

Response: We hereby confirm that all blanks and/or incomplete information will be supplied and included in the Registrant’s next post-effective amendment filing.

2. Comment: Please submit these comments and the Registrant’s responses thereto as a Correspondence submission on EDGAR addressed to Ms. Jaea Hahn prior to the effectiveness of the Amendment.

Response: The Staff’s comments and the Registrant’s responses thereto, will be submitted and filed on EDGAR as Correspondence, addressed to you, prior to the effectiveness of the Amendment.

3. Comment: Please note that the company and its management are responsible for the adequacy and accuracy of the disclosures contained in the Amendment, notwithstanding any review, comments, action or absence of action taken by the Commission Staff.

Response: We hereby confirm our understanding, as described above.

4. Comment: Please confirm that the applicable EDGAR Series and Class ID information will be updated to reflect the inclusion of Class R2 and Class R4 shares for the Fund.

Response: The EDGAR Series and Class ID information for the Fund will be updated to include the relevant information pertaining to the Class R2 and Class R4 shares of the Fund.

5. Comment: To the extent that a comment furnished with respect to a specific prospectus or statement of additional information is applicable to other prospectuses and/or statements of additional information, your response should be considered to similarly apply to all such other prospectuses and/or statements of additional information.

Response: Comments which have applicability to other prospectuses and/or statements of additional information in the fund complex will be applied accordingly.

COMMENTS ON THE PROSPECTUS:

6. Comment: The Fund’s investment objective is disclosed as “above-average capital appreciation.” Please clarify what is meant by “above-average” and/or explain what comparator is being used.

Response: The Registrant submits supplementally that in this context “above-average” is referring to capital appreciation in comparison to the Fund’s benchmark index listed in the Prospectus, specifically the Russell 2000 Value Index.

In addition, the Registrant has included the following new disclosure in the section of the Prospectus entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks—Investments and Investment Strategies:” “The Fund is managed with the goal of outperforming the long-term returns of the Russell 2000 Value Index.”

7. Comment: In the Prospectus, in the section entitled “Fund Summary—Fund Fees and Expenses” the footnote appearing underneath the table entitled “Shareholder Fees” discloses an expense subsidy arrangement that is guaranteed through November 30, 2018. Please note that the subsidy arrangement must be guaranteed for at least one year from the effective date of the registration statement.

Response: The expense cap will be in effect through November 30, 2019. The disclosure has been revised accordingly in response to this comment.

8. Comment: In the Prospectus, in the section entitled “Fund Summary—Fund Fees and Expenses” the footnote appearing underneath the table entitled “Shareholder Fees” discloses that amounts waived and/or reimbursed may be recouped by PGIM Investments within the same fiscal year during which the waiver and/or reimbursement was made if the recoupment can be made without exceeding the expense limit in effect at the time of recoupment for that fiscal year. Please clarify and/or confirm that any recoupment is limited as stated in the footnote.

Response: The Registrant hereby confirms that the footnote accurately states the limitations of the recoupment: the recoupment may not be effected beyond the fiscal year as set out in the footnote.

9. Comment: In the Prospectus, in the section entitled “Fund Summary—Investments, Risks and Performance—Principal Investment Strategies,” the disclosure states, in relevant part, that “Equity and equity-related securities include common and preferred stock, exchange-traded funds (ETFs), securities convertible into common stock, securities having common stock characteristics, futures contracts, and other derivative instruments…”

Please confirm that the ETFs in which the Fund invests are themselves investing in the securities of small capitalization companies.

Please explain how futures contracts are appropriately classified or considered to be “equity” or “equity-related” securities.

If ETFs are a principal investment strategy of the Fund, consider if principal risk disclosure with respect to ETFs should be included in the Fund Summary.

Supplementally, please explain how the Fund complies with Section 12(d) of the Investment Company Act of 1940, as amended (the “1940 Act”), when investing in ETFs.

Response: A principal investment strategy of the Fund, as stated in the Prospectus, is to invest at least 80% of its investable assets in equity and equity-related securities of small-cap companies. Thus, the Fund is permitted in invest in ETFs that do not invest in the securities of small capitalization companies, so long as such investment does not surpass 20% of investable assets.

In response to this comment, futures contracts have been removed from the disclosure, and so are no longer identified as “equity” or “equity-related” securities.

In response to this comment, the reference to ETFs has been deleted from the “Principal Investment Strategies” section. Investing in ETFs is not a principal strategy of the Fund. As such, we have not added principal risk disclosure corresponding to ETFs.

The Registrant submits supplementally that the Fund complies with Section 12(d)(1) of the 1940 Act by not acquiring securities of an ETF if such securities would represent more than 3% of the total outstanding voting stock of the ETF, more than 5% of the total assets of the Fund, or, along with the securities of any other investment companies, more than 10% of the total assets of the Fund. If the Fund were going to surpass these limits, it would only do so in reliance on the particular ETF’s exemptive relief from the aforementioned restrictions.

10. Comment: In the Prospectus, in the section entitled “Fund Summary—Investments, Risks and Performance—Principal Investment Strategies,” the disclosure states, in relevant part: “Although the strategy emphasizes attractive valuations, the subadviser also considers other quantifiable characteristics.”

Please identify the “other quantifiable characteristics” referred to in this disclosure.

Response: In response to this comment, the disclosure has been revised to more specifically recite the primary quantifiable characteristics which the subadviser considers.

11. Comment: In the Prospectus, in the section entitled “Fund Summary—Investments, Risks and Performance—Principal Investment Strategies,” the disclosure states, in relevant part: “While most assets will typically be invested in US equity and equity-related securities...the Fund may also invest in foreign equity and equity-related securities.”

Please disclose whether there are any limits imposed on the Fund’s investments in foreign securities.

Response: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks—Investments and Investment Strategies,” the table entitled “Principal & Non-Principal Investment Strategies: Investment Limits” denotes that the Fund may invest up to 20% of its investable assets in foreign securities.

12. Comment: In the Prospectus, in the section entitled “Fund Summary—Investments, Risks and Performance—Principal Risks,” the “Market Events Risk” disclosure refers to “[e]vents in the financial markets.” Please explain the specific events being referred to, and please explain how “Market Events Risk” differs from “Market Risk” which is included as a principal risk in this same section of the Fund Summary.

Response: In response to this comment, the disclosure for “Market Events Risk” has been revised.

13. Comment: In the Prospectus, in the section entitled “Fund Summary—Investments, Risks and Performance—Principal Risks,” please note that futures, derivatives, ETFs and foreign investments are not included as principal risks, despite the fact that these investments are discussed in the Principal Investment Strategies section of the Fund Summary. If these investments are principal investment strategies of the Fund, then please include corresponding risk disclosure in the Principal Risks section of the Fund Summary.

Response: In response to this comment, the references to futures, derivatives, ETFs and foreign investments have been removed from the Principal Investment Strategies section. These are not principal investment strategies of the Fund. As such, we have not added corresponding disclosure in the Principal Risks section.

14. Comment: In the Prospectus, in the section entitled “Fund Summary—Investments, Risks and Performance—Principal Risks” the “Risk of Increase in Expenses” is included as a principal risk. Please ensure that this risk corresponds to a principal investment strategy of the Fund. If this risk does not correspond to a principal investment strategy of the Fund, then this risk should not be included in the Principal Risks section of the Fund Summary.

Response: We have reviewed the disclosure pertaining to the “Risk of Increase in Expenses.” Although this risk does not correspond directly to a principal investment strategy of the Fund, we believe that it is embedded within many of the principal strategies of the Fund, and is reasonably likely to affect adversely the Fund’s net asset value, yield and total return. We therefore respectfully decline the Staff’s comment.

15. Comment: In the Prospectus, in the section entitled “Fund Summary—Investments, Risks and Performance—Principal Risks,” there is disclosure pertaining to “Model Design Risk.” Please include in the Principal Investment Strategies section of the Fund Summary a brief discussion of the models which correspond to this principal risk.

Response: Although the model(s) are considered to be proprietary in nature, we have revised the disclosure to clarify that quantitative model(s) are the primary, but not sole method utilized by the subadviser for implementing the Fund’s investment strategies.

16. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks,” please identify the principal and non-principal investment strategies.

Response: In response to this comment, the table of “Principal & Non-Principal Strategies: Investment Limits” that is included in this section has been revised to specifically delineate the Fund’s principal and non-principal strategies.

17. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks—Investments and Investment Strategies,” the following disclosure appears to be a risk discussion, and as such, should not be included in the discussion of the Fund’s investment strategies:

“Because the Fund invests in small capitalization companies, certain risks are greater than for a Fund that invests in larger companies because shares of small companies tend to be less liquid and more volatile than those of large companies.”

Response: In response to this comment we have deleted the disclosure from the relevant section of the Fund’s Prospectus. Similar disclosure is included in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks—Risks of Investing in the Fund” in the discussion pertaining to “Small Company Risk.”

18. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks—Investments and Investment Strategies,” the discussion pertaining to “US Government Securities” includes the following risk discussion, which should not be included in a discussion of the Fund’s investment strategies, and should instead appear in the discussion of the risks of investing in the Fund:

“Some are supported only by the credit of the issuing agency or instrumentality and depend entirely on the agency or instrumentality’s own resources to repay their debt and are subject to the risk of default like private issuers.”

Response: In response to this comment we have deleted the disclosure from the relevant section of the Fund’s Prospectus. Similar disclosure is included in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks—Risks of Investing in the Fund” in the discussion pertaining to “US Government Securities.”

19. Comment: Please clarify whether investing in US Government securities is a principal investment strategy of the Fund.

Response: The Registrant hereby confirms that investing in US Government securities is not a principal investment strategy of the Fund.

20. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks—Investments and Investment Strategies,” the discussion pertaining to “Exchange Traded Funds” includes the following risk discussion, which should not be included in a discussion of the Fund’s investment strategies, and should instead appear in the discussion of the risks of investing in the Fund.:

“Because ETFs…are effectively portfolios of securities, the subadviser believes that the non-systemic risk (risk associated with certain issuers rather than the financial markets generally) associated with investments in ETFs is generally low relative to investments in securities of individual issuers.”

Response: In response to this comment we have deleted the disclosure from the relevant section of the Fund’s Prospectus.

21. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks—Investments and Investment Strategies,” the discussion pertaining to “Exchange Traded Funds” states that “[t]he Fund expects to purchase and sell shares of ETFs on a national securities exchange through a broker-dealer.”

Please clarify that the purchases and sales of ETF shares will take place at market prices, irrespective of the NAV of any ETF.

Response: In response to this comment, the disclosure has been revised accordingly.

22. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks—Investments and Investment Strategies,” the discussion pertaining to “Derivative Strategies” should identify the specific types of derivative strategies that the Fund expects to use. In this regard, please refer to the Barry Miller letter to the Investment Company Institute (ICI).

In this same “Derivatives Strategies” discussion, the following risk discussions are included, which should be removed and included in the discussion of the Fund’s investment risks:

“We cannot guarantee that these strategies and techniques will work…Recent legislation both in the United States and Europe calls for new regulation of derivatives…”

Response: In response to the first comment, upon review we believe the discussion pertaining to “Derivatives Strategies” appropriately addresses the investment strategy consistent with the Barry Miller letter to the ICI. We therefore respectfully decline the Staff’s comment.

In response to the second comment, the cited disclosure has been deleted from the relevant section of the Prospectus as we believe it to be no longer necessary.

23. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks—Investments and Investment Strategies,” the discussion pertaining to “Debt Obligations” states, in relevant part, that the Fund “…may invest in debt obligations issued by US and foreign companies…” Please consider what foreign risks may be applicable to the Fund and highlight any restrictions or percentage limitations applicable to the Fund’s investments in foreign securities.

Response: Upon review, we have confirmed that the Fund does not intend to invest in debt obligations issued by foreign companies, and therefore the disclosure has been revised to remove the reference to foreign companies.

24. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks—Investments and Investment Strategies,” there is discussion pertaining to “Investments in Affiliated Funds.” Please clarify whether these investments are considered to be principal investment strategies of the Fund, and if principal, please discuss credit quality and other relevant factors.

Response: The Registrant hereby confirms that investing in affiliated funds is not a principal investment strategy of the Fund.

25. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks—Investments and Investment Strategies,” the table entitled “Principal & Non-Principal Investment Strategies: Investment Limits” denotes that the Fund may invest up to 25% of its net assets in derivatives. Please confirm supplementally that any derivatives included in the Fund’s 80% investment policy will be included on a mark-to-market basis. If derivatives are included in the Fund’s 80% investment policy, please include clarifying disclosure to this effect.

Response: Derivatives are not included in the Fund’s 80% investment policy.

26. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks—Investments and Investment Strategies,” the table entitled “Principal & Non-Principal Investment Strategies: Investment Limits” denotes that the Fund may borrow up to 20% of its total assets. Please state whether or not leverage is a principal investment strategy of the Fund.

Response: The Registrant hereby confirms that leverage is not a principal investment strategy of the Fund.

27. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks—Risks of Investing in the Fund” please review and revise the risks so that the risk disclosures included in this section are not duplicative of the risk disclosures included in the Fund Summary.

Response: Upon review, we believe that the existing presentations of risks in both sections of the Prospectus comply with the requirements of Form N-1A, and therefore we respectfully decline the Staff’s comment.

28. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks—Risks of Investing in the Fund” the discussion pertaining to “Credit Risk” should be related to and/or tied to a principal investment strategy of the Fund.

Response: Upon review, although “Credit Risk” is not directly tied to a principal investment strategy, we feel it is related to and embedded within several of the non-principal investment strategies listed in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks—Investments and Investment Strategies.” We therefore believe it is necessary disclosure in this section and respectfully decline the Staff’s comment.

29. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks—Risks of Investing in the Fund” the discussion pertaining to “Small Company Risk” states, in relevant part, that “small company stocks present above-average risks.” Please explain or identify the comparator used to determine “above-average risks.”

Response: In response to this comment we have revised the disclosure to explain that investments in small companies present above-average risks in comparison to larger companies.

30. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks—Risks of Investing in the Fund” the discussion pertaining to “US Government and Agency Securities Risk” should be reviewed for accuracy, since it is not clear that the Fund’s investments in these instruments are a principal investment strategy of the Fund.

Response: Upon review, although US Government and agency securities are not principal investment strategies of the Fund, they are non-principal strategies. We therefore believe it is necessary disclosure in this section and respectfully decline the Staff’s comment.

31. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks—Risks of Investing in the Fund” the discussion pertaining to “Exchange Traded Funds (ETFs) Risk” should state that the Fund will incur brokerage costs relating to its investments in ETFs.

In addition, please review this risk discussion and tailor it to the particular types of ETFs in which the Fund invests.

Response: In response to this comment, the disclosure has been revised accordingly.

32. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks—Risks of Investing in the Fund” please explain why “Bond Obligations Risk” is included as a principal risk of the Fund.

Response: We hereby confirm that investing in bonds is only a non-principal investment strategy of the Fund. Upon review, we believe the inclusion of “Bond Obligations Risk” in the relevant section as a non-principal risk is appropriate, and therefore respectfully decline the Staff’s comment.

33. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks—Risks of Investing in the Fund,” please tailor the discussion of “Derivatives Risk” to those types of derivatives that are principal investments of the Fund.

Response: Upon review, we believe the existing discussion of “Derivatives Risk” appropriately summarizes the risks of investing in the relevant instruments. We therefore respectfully decline the Staff’s comment.

34. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks—Risks of Investing in the Fund,” please include risk disclosure pertaining to ETFs if ETFs are a principal investment strategy of the Fund.

Response: As noted above, the Registrant confirms that investing in ETFs is not a principal investment strategy of the Fund. As such, we have not added principal risk disclosure pertaining to ETFs.

35. Comment: In the Prospectus, in the section entitled “How the Fund is Managed,” please explain supplementally whether or not QMA is covered under the manager-of-managers exemptive order discussed in this section.

Response: The manager-of-managers exemptive order is applicable to any subadviser which is wholly owned by the manager, PGIM Investments LLC. Because QMA is wholly owned, it is covered under the relevant exemptive order.

36. Comment: In the Prospectus, in the section entitled “Prior Historical Performance of Similarly Managed Fund,” the disclosure states, in relevant part, that “[n]et of fee performance is presented before custodial fees but after deduction of QMA’s actual advisory fees and transaction costs and other operating costs, including sales loads.” Please note that the position of the Staff is that in order to show performance under GIPS, the performance shown should be net of all actual fees.

Response: In response to this comment, we have confirmed that the net performance shown in the tables reflects the deduction of all expenses, including custodial fees. Accordingly, we have revised the disclosure to state that the net of fee performance that is shown is after deduction of all expenses.

37. Comment: In the Prospectus, in the section entitled “Prior Historical Performance of Similarly Managed Fund,” the disclosure should more clearly indicate that the performance shown is not that of the Fund.

Response: In response to this comment, the disclosure has been revised accordingly.

38. Comment: In the Prospectus, in the section entitled “Prior Historical Performance of Similarly Managed Fund,” please reconcile and revise the following disclosure, since the disclosure appears to be contradictory:

“The Composite has been calculated consistent with the requirements of the Global Investment Performance Standards (GIPS) and QMA; there is no representation that the above performance is presented in accordance with GIPS.”

Response: In response to this comment, the disclosure has been revised, and now reads as follows:

“The Composite has been calculated consistent with the requirements of the Global Investment Performance Standards (GIPS).”

39. Comment: With respect to the performance shown in the section entitled “Prior Historical Performance of Similarly Managed Fund,” please supplementally confirm that the Fund has the records necessary to support the performance calculations, as required under Rule 204-2(a)(6) under the Investment Advisers Act of 1940, as amended.

Response: The Registrant hereby confirms that PGIM Investments LLC and QMA have the records necessary to support the performance calculations, as required under Rule 204-2(a)(6) under the Investment Advisers Act of 1940, as amended.

40. Comment: In the Prospectus, in the section entitled “How to Buy, Sell and Exchange Fund Shares—How to Sell Your Shares,” the disclosure entitled “How the Fund Pays for Shares You

Have Sold” states, in relevant part: “During stressed market conditions, it may be impractical or impossible to raise sufficient cash to pay for sold shares through the primary methods described above.”

Please confirm supplementally that the Fund will not delay a redemption request under the stressed market conditions described here.

Response: In compliance with Section 22(e) of the 1940 Act, the Registrant hereby confirms that the Fund will not delay a redemption request beyond seven days from the date of the request except as is permitted by Section 22 and its corresponding rules and regulations.

41. Comment: In the Prospectus, in the section entitled “How to Buy, Sell and Exchange Fund Shares—How to Sell Your Shares,” please include in the disclosure pertaining to “Redemption in Kind” that with any redemption in kind, the shareholder will bear any market risk until the securities are sold.

Response: Upon review, we have determined that the disclosure in this section pertaining to “Redemptions in Kind” is no longer required for the Prospectus to satisfy the requirements of Form N-1A. We have therefore deleted this disclosure.

42. Comment: In the Prospectus, in the section entitled “Financial Highlights,” please include disclosure denoting that the Fund’s new R2 and R4 share classes will not be available for purchase until June 2018.

Response: In response to this comment, we have included additional disclosure in the “Financial Highlights” section.

COMMENTS ON THE STATEMENT OF ADDITIONAL INFORMATION (SAI):

43. Comment: Please carry through into the SAI any applicable Prospectus comments.

Response: The requested changes have been made as noted above.

44. Comment: In Part I of the SAI, in the section entitled “Fund Classification, Investment Objective & Policies,” please denote that the investment limitations disclosed in this section are non-fundamental, and therefore may be changed without a shareholder vote. Also, please include some type of cross-reference or mention that the Fund’s fundamental investment policies are discussed later in the SAI.

Response: In response to this comment, we have moved the non-fundamental investment limitations disclosed in the section entitled “Fund Classification, Investment Objective &

Policies” so that they are instead included in the section of the SAI entitled “Investment Restrictions.” We have noted that these policies may be changed without a shareholder vote. We have also clarified that these policies differ from the other investment restrictions listed in this section, which are each fundamental policies. As the disclosure has been moved, we have not included a cross-reference in the section entitled “Fund Classification, Investment Objective & Policies.”

45. Comment: In Part I of the SAI, in the section entitled “Investment Risks and Considerations,” please consider reorganizing this section so that the risks are presented along with the strategies that give rise to the risks.

Response: Upon review, we believe that the existing presentation of risks and strategies complies with the requirements of Form N-1A, and therefore we respectfully decline the Staff’s comment.

46. Comment: In Part I of the SAI, in the section entitled “Investment Risks and Considerations,” in the discussion of “Certificates of Deposit,” please clarify why this disclosure has been included, since it is not clear whether or not the Fund invests in certificates of deposit. In addition, please revise this discussion to clarify that an investment in the Fund is not insured by the FDIC. Lastly, please explain whether or not the $250,000 FDIC insurance limit applies to the Fund and/or the fund complex.

Response: Although the Fund does not currently invest in Certificates of Deposit, the Fund’s subadviser has advised that it may elect to do so in the future, and therefore we believe that including discussion with respect to Certificates of Deposit in the Fund’s SAI is appropriate.

The disclosure has been revised to more clearly state that investments in the Fund are not insured by the FDIC or any other governmental agency.

With respect to whether or not the $250,000 FDIC insurance limit applies to the Fund and/or the fund complex, it is our understanding that the FDIC insurance limit would be applicable to the Fund.

47. Comment: In Part I of the SAI, in the section entitled “Investment Risks and Considerations,” in the discussion of “Corporate Loans,” please clarify whether or not these loans are bank floating rate loans. If these are bank floating rate loans, please disclose that these loans are subject to liquidity and settlement risk due to the fact that they can take more than 7 days to settle.

Response: We note that the discussion of “Corporate Loans” is intended to include loans such as bank floating rate loans. In response to this comment, the disclosure has been revised accordingly.

48. Comment: In Part I of the SAI, in the section entitled “Investment Restrictions,” the following disclosure is included:

“As a non-fundamental operating policy, the Fund may not invest in the securities of other investment companies, except that subject to certain restrictions, the Fund may purchase securities of other investment companies in the open market involving customary brokerage commissions as described in this SAI.”

Please explain the types of “certain restrictions” referred to in this disclosure.

Response: This disclosure refers to the legal and regulatory restrictions applicable to the Fund’s investment in any other investment company. Specifically, Section 12(d) of the 1940 Act prohibits the Fund from acquiring securities of another investment company if such securities would represent more than 3% of the total outstanding voting stock of the acquired investment company, more than 5% of the total assets of the Fund, or, along with the securities of any other investment companies, more than 10% of the total assets of the Fund.

49. Comment: In Part I of the SAI, in the section entitled “Management & Advisory Arrangements—Subadvisory Arrangements,” please clarify how QMA is paid under the subadvisory agreement. In particular, please explain whether the Fund’s manager pays QMA’s subadvisory fee or whether the Fund pays the subadvisory fee.

In addition, in this same section, please include disclosure explaining the QMA fee waiver agreement discussed in this section, and how the QMA fee waiver relates to the expense cap discussed in the Prospectus.

Response: In response to this comment, the disclosure has been revised to clarify that the manager pays the subadvisory fees to the subadviser.

With respect to the QMA subadvisory fee waiver, this waiver arrangement results in a reduction in the subadvisory fee paid by PGIM Investments LLC to QMA. Because the subadvisory fee is paid by PGIM Investments LLC out of the management fee that it receives from the Fund, the subadvisory fee waiver arrangement has no impact on or relationship with the expense cap discussed in the Prospectus.

50. Comment: In Part II of the SAI, in the section entitled “Purchase, Redemption and Pricing of Fund Shares,” in the discussion pertaining to “Redemption in Kind,” please add disclosure stating that if shares are redeemed in kind, the shareholder would bear all market risk.

Response: In response to this comment, we have included additional disclosure in the discussion pertaining to “Redemption in Kind.”

COMMENTS ON PART C

51. Comment: In Part C, exhibit (d)(1)(viii), which is identified as the “contractual expense cap for Prudential Small-Cap Value Fund,” is to be filed by subsequent amendment. Please be sure to include this exhibit with the next post-effective amendment filed for the Fund, and confirm that the disclosure included in the Fund’s prospectus accurately describes the terms and conditions of the filed agreement/exhibit.

Response: The Registrant hereby confirms that this exhibit will be included with the subsequent post-effective amendment filed for the Fund, and also confirms that the disclosure included in the Fund’s prospectus accurately describes the terms and conditions of the agreement.

Sincerely yours,

/s/ Jonathan D. Shain

Jonathan D. Shain

Vice President & Corporate Counsel